SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on June 22, 2018

1. Date, Time and Place: On June 22, 2018, at 2:00 p.m., via conference call, as authorized by Article 19, Paragraph 2 of the Company’s Bylaws.

2. Call notice and Attendance: Members of the Board of Directors we duly summoned. All Board members attended the meeting; therefore, the instatement and approval of the quorum were verified. The Company’s Officer, Mr. Carlos Eduardo Moraes Calheiros also attended the meeting.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: Members of the Board of Directors unanimously resolved to approve: (i) the execution of the Private Instrument of Third Addendum to the 10th Issue Indenture, and the 2nd Private Issue of Non-Convertible Debentures, with Floating Guarantee and Additional Security Interest, in a Single Series of Gafisa S.A. (“Third Addendum”), under terms which the property described in record No. 49.375 will be released, in replacement of records Nos. 34.192, 34.193, 34.194 and 34.195, of the 2nd Property Registrar of the Judicial District of São Caetano do Sul, State of São Paulo (“Property Block I”), as the condition precedents set forth in the Private Instrument of First Addendum to the 10th Issue Indenture, and the 2nd Private Issue of Non-Convertible Debentures, with Floating Guarantee and Additional Security Interest, in a Single Series, of Gafisa S.A. to release the Property Block  I were fully complied with, as well as the adjustment of the table of Section 4.1.15.1 of the Indenture; and (ii) the execution of the Private Instrument of Second Addendum to the Private Instrument of Fiduciary Sale Agreement of Properties Under Collateral and Other Covenants, by means of which, the release of fiduciary sale of Property Block I shall be foreseen and adjusting the table of amortization.

SAMCURRENT 100263401.2 15-mai-18 17:55

5. Closing: With no further matters to be discussed, the meeting was adjourned to draw up these minutes in the summary format, which then were read, approved and signed by attending board members upon closing of the meeting.

____________________________

Odair Garcia Senra

Chairman

____________________________

Janine Maria Corrêa Pupo

Secretary

____________________________

TOMÁS ROCHA AWAD

ANA MARIA LOUREIRO RECART

KAREN SANCHEZ GUIMARÃES

ERIC ALEXANDRE ALENCAR

GUILHERME VILAZANTE CASTRO

RODOLPHO AMBOSS

By: Odair Garcia Senra*

*Signed pursuant to Article 19, Paragraph 2 of the Company’s Bylaws.

(Minutes of the Board of Directors’ Meeting of Gafisa S.A. held on June 22, 2018)

SIGNATURE

SAMCURRENT 100263401.2 15-mai-18 17:55

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 25, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer